Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

September 17, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Mindy Rotter
        Re:    Global X Funds
            File No. 333-151713, 811-22209
Dear Ms. Rotter:
On August 24, 2021, the Global X Funds (the "Trust" or the "Registrant") filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) related to the proposed reorganization (the “Reorganization”) of the Global X MSCI Norway ETF (the “ Acquired Fund”) into the Global X FTSE Nordic Region ETF (the “Acquiring Fund” and, collectively with the Acquired Fund, the “Funds” ), each a series of the Trust. This letter responds to the oral accounting comments you provided related to the filing on behalf of the staff of the Commission (the “Staff”) on September 13, 2021. The Trust will file definitive versions of the Prospectus/Information Statement and the Statement of Additional Information included in the Registration Statement pursuant to Rule 497(c) under the 1933 Act that will incorporate the responses to the Staff’s comments noted below (the “497 Filing”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
1. Comment: With respect to the section of the Prospectus/Information Statement titled “INTRODUCTION - What are the fees and expenses of each Fund and what might they be after the Reorganization?”, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.
Response: The Registrant confirms that the fees presented in the section of the Prospectus/Information Statement titled “INTRODUCTION - What are the fees and expenses of each

U.S. Securities and Exchange Commission
Attention: Mindy Rotter
September 17, 2021

Fund and what might they be after the Reorganization?” represent current fees in accordance with Item 3 of Form N-14.
2. Comment: With respect to the capitalization table disclosed in the section of the Prospectus/Information Statement titled “INFORMATION ABOUT THE REORGANIZATION AND THE AGREEMENT – What are the capitalizations of the Funds and what might the capitalization be after the Reorganization?”, please update the information in the table as of a date that is within 30 days of the filing in correspondence and include such table in the 497 Filing. In addition, please confirm in correspondence that the updated capitalization table will be included in the 497 Filing and that the reference will include that the information is unaudited.
Response: The Registrant will update the section of the Prospectus/Information Statement titled “INFORMATION ABOUT THE REORGANIZATION AND THE AGREEMENT – What are the capitalizations of the Funds and what might the capitalization be after the Reorganization?” in the 497 Filing with the capitalization table included below, which provides the information as of September 10, 2021 and discloses that such information is unaudited.
What are the capitalizations of the Funds and what might the capitalization be after the Reorganization?

The following table sets forth, as of September 10, 2021, the separate unaudited capitalizations of the Acquired Fund and Acquiring Fund, and the estimated capitalization of the Acquiring Fund as adjusted to give effect to the Reorganization. The capitalization of the Acquiring Fund is likely to be different if and when the Reorganization is actually consummated.

	Acquired Fund	Acquiring Fund	Pro Forma Adjustments to Capitalization[1]	Acquiring Fund after Reorganization[1] (estimated)
Total Net Assets	$45,643,169	$43,915,491	–	$89,558,660
NAV Per Share	$14.58	$32.53	–	$32.53
Shares Outstanding	3,130,000	1,350,000	(1,726,890)	2,753,110
1 Reflects the conversion of Acquired Fund Shares for Acquiring Fund Shares as a result of the Reorganization. Pro forma information for the twelve-month period ended September 10, 2021, has been prepared to give effect to the proposed Reorganization pursuant to the Agreement as if it had been consummated on September 11, 2020. Global X will pay 100% of the costs incurred in connection with the Reorganization. As a result, there are no Pro Forma Adjustments to Net Assets.

3. Comment: Please include hyperlinks in the 497 Filing to the financial statements incorporated by reference within the Registration Statement.

U.S. Securities and Exchange Commission
Attention: Mindy Rotter
September 17, 2021

Response: The Registrant will add hyperlinks to the 497 Filing in connection with financial statements incorporated by reference.

4. Comment: The Staff notes that in the section of the Prospectus/Information Statement titled “INTRODUCTION – The Reorganization”, the Acquired Fund is disclosed as the accounting and performance survivor of the Reorganization. However, in the section of the Statement of Additional Information titled “PRO FORMA FINANCIAL INFORMATION - Basis of Pro Forma Financial Information”, the Acquiring Fund is disclosed as the accounting survivor of the Reorganization for financial statement purposes. Please identify in the correspondence filing which entity is the accounting and performance survivor of the Reorganization. In addition, please confirm in the correspondence filing that the discrepancy in the Registration Statement will be corrected in the 497 Filing.

Response: The Registrant confirms that the Acquired Fund will be the accounting and performance survivor of the Reorganization. The Registrant will revise the disclosure in the 497 Filing to correct the discrepancy in the section of the Statement of Additional Information titled “PRO FORMA FINANCIAL INFORMATION - Basis of Pro Forma Financial Information”.

5. Comment: With respect to the portfolio repositioning disclosed in the section of the Prospectus/Information Statement titled ““INFORMATION ABOUT THE REORGANIZATION AND THE AGREEMENT – Who will pay the expenses of the Reorganization?”, please address the following comments in correspondence and include this information in the 497 Filing.

a) Please explain whether the portfolio repositioning is immaterial.  If yes, please indicate that it is deemed to be immaterial and describe the percentage of the portfolio that will be repositioned.

b) If the portfolio repositioning is material, please disclose the reasoning, quantity, cost, and tax effects of the repositioning including any capital gains distribution resulting from the generation of capital gains due to sales of portfolio securities and whether the repositioning is forced or planned.

Response: The repositioning of the Acquiring Fund’s portfolio prior to the Reorganization may be material depending on how it is viewed by investors. A fact is material to the extent there is a “substantial likelihood” that a reasonable investor would view the fact as “having significantly altered the 'total mix' of information made available.” See Basic v. Levinson, 485 U.S. 224 (1988). As of September 14, 2021, the Registrant estimates that approximately 94.14% of the Acquiring Fund’s portfolio (valued at approximately $41,231,500) will undergo turnover. When viewed in isolation, this amount could be viewed as material by a reasonable investor. However, the Registrant notes that while the repositioning itself could be deemed material, the potential materiality to shareholders of the Acquiring Fund of the portfolio turnover is greatly reduced due to two factors. First, Global X Management Company LLC will be bearing all of the trading costs of the repositioning, which is currently estimated to be between $35,000-$45,000. In

U.S. Securities and Exchange Commission
Attention: Mindy Rotter
September 17, 2021

addition, the repositioning of the Acquiring Fund’s portfolio securities may result in the realization of capital gains. However, absent any unanticipated, unusual and significant market dynamics, it is not anticipated that the portfolio repositioning will result in any amounts of capital gains to be distributed to Acquiring Fund shareholders as a result of the Acquiring Fund's ability to deliver underlying appreciated securities pursuant to 26 USC 852(b)(6). As a consequence, the repositioning, although perhaps material in its magnitude, should not have a material effect on the shareholders of the Acquiring Fund. Nonetheless, in an abundance of caution, the Registrant has expanded its disclosure in the section of the prospectus captioned “INFORMATION ABOUT THE REORGANIZATION AND THE AGREEMENT – Who will pay the expenses of the Reorganization?” to encompass this data, and this revised disclosure will be included in the final prospectus filing made as part of the 497 Filing. The repositioning of the Acquiring Fund is entirely planned in connection with its investment objective and investment strategy change described in the Registration Statement.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.
                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.